SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

LIBERATOR MEDICAL HOLDINGS, INC.

________________________________________________________________________

(Name of Issuer)

Common Stock, $.001 par value

________________________________________________________________________

(Title of Class of Securities)

53012L 10 8

________________________________________________________________________

(CUSIP Number)

Dr. Shaihesh C. Zaveri, 6559 N. Country Club Road, Mattoon, Illinois 61938

(217) 258-4044

________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2007

________________________________________________________________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shaihesh C. Zaveri and Mayuri S. Zaveri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,710,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2979 SE Gran Park Way, Stuart, Florida 34997.  At present, there are 30,519,862 issued and outstanding shares of the Issuer’s Common Stock.

Item 2.

Identity and Background.

a.

The name of the Reporting Persons are Shaihesh C. Zaveri and Mayuri S. Zaveri.

b.

The residence address of Dr. and Mrs. Zaveri is 6559 N. Country Club Road, Mattoon, Illinois 61938.

c.

The present principal occupation of Dr. Zaveri is a physician. The present principal occupation of Mrs. Zaveri is an LPN and Medical Office Manager.

d.

During the past five years, Dr. or Mrs. Zaveri have not been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

e.

During the past five years, Dr. and Mrs. Zaveri have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.

Dr. and Mrs. Zaveri  are American citizens.

Item 3.

Source and Amount of Funds or Other Consideration.

The source and amount of other consideration used in making the purchases reported on this statement are Dr. and Mrs. Zaveri’s 1,710,342 shares of common stock, no par value, of Liberator Medical Supply, Inc., a Florida corporation (“Liberator”), which were exchanged for 1,710,342 shares of the Issuer pursuant to an Agreement and Plan of Merger, dated as of June 18, 2007 (the “Merger Agreement”), among Liberator, the Issuer and Cardiff Merger, Inc., a Florida corporation.

Item 4.

Purpose of Transaction.

The purpose of the merger was to effect an extraordinary corporate transaction with the Issuer, pursuant to which Liberator would become a wholly-owned subsidiary of the Issuer.

Item 5.

Interest in Securities of the Issuer.

a.

At present, the Issuer has issued and outstanding 30,519,862 shares of Common Stock, of which Dr. and Mrs. Zaveri are the record owners of 1,710,342 shares.  The Zaveris are  not part of a group within the meaning of Section 13(d)(3) of the Act.

b.

The following table indicates the number of shares as to which Mr. Zaveri has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person

Number of Shares

Percent Outstanding

Shared Voting Power

Name of Person

Number of Shares

Percent Outstanding

Shaihesh C. Zaveri

        1,710,342

5.6%

and Mayuri S. Zaveri

Sole Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Shared Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Shaihesh C. Zaveri

        1,710,342

5.6%

and Mayuri S. Zaveri

c.

Not applicable.

d.

None.

e.

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2007	/s/ Shaihesh C. Zaveri
(Date)	Shaihesh C. Zaveri